UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                               Chic by H.I.S, Inc.
                               -------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)



                                   167113 10 9
                                   -----------
                                 (CUSIP Number)



Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the reminder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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                                                    Page 2 of 6 pages




CUSIP NO.    167113 10 9           13G
          -----------------


1.    Name of Reporting Person            Burton M. Rosenberg
      S.S. or I.R.S. Identification
      No. of Above Person


2.    Check the Appropriate Box                                          (a) [ ]
      if a Member of a Group                                             (b) [ ]


3.    S.E.C. Use Only


4.    Citizenship or Place of Organization                  United States



Number of Shares      (5)     Sole Voting Power                    679,479**
Beneficially          (6)     Shared Voting Power                  None
Owned by Each         (7)     Sole Dispositive Power               396,760
Reporting Person      (8)     Shared Dispositive Power             None


9.    Aggregate Amount Beneficially Owned by Each Reporting Person

            679,479 shares**


10.   Check if the Aggregate Amount in Row (9) Excludes Certain
      Shares                                                                 [ ]


11.   Percent of Class Represented by Amount in Row 9                6.94  %



12.   Type of Reporting Person                        IN




** Includes 4,000 shares which Mr. Rosenberg's spouse has the right to acquire within 60 days pursuant to the exercise of outstanding stock options, as to which shares Mr. Rosenberg disclaims beneficial ownership.




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                                                    Page 3 of 6 pages




CUSIP NO.    167113 10 9           13G
          -----------------

ITEM 1.

     (A)    NAME OF ISSUER

            Chic by H.I.S, Inc.

     (B)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

            1372 Broadway
            New York, NY 10018


ITEM 2.

     (A)    NAME OF PERSON FILING

            Burton M. Rosenberg

     (B)    ADDRESS OF PRINCIPAL BUSINESS OFFICE

            1372 Broadway
            New York, NY 10018

     (C)    CITIZENSHIP

            United States citizen

     (D)    TITLE OF CLASS OF SECURITIES

            Common Stock, par value $.01 per share

     (E)    CUSIP NUMBER

            167113 10 9


ITEM 3.     This statement is not filed pursuant to Rule 13d-1(b) or 13d-2(b).


ITEM 4.     OWNERSHIP:

            (a)   Amount Beneficially Owned:  679,479

            (b)   Percent of Class:  6.94%







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                                                    Page 4 of 6 pages




CUSIP NO.    167113 10 9           13G
          -----------------

            (c)   Number of shares as to which such person has:

                  (i)   sole power to vote or to direct the vote:  679,479
                        shares

                  (ii) shared power to vote or to direct the vote: not applicable

                  (iii) sole power to dispose or to direct the disposition of:
                        396,760 shares

                  (iv) shared power to dispose or to direct the disposition of: not applicable


The number of shares reported under this item includes 30,000 shares of the Issuer's common stock that Mr. Rosenberg has the right to acquire within 60 days pursuant to the exercise of outstanding stock options. It also includes 4,000 shares of the Issuer's common stock that Mr. Rosenberg's spouse has the right to acquire within 60 days pursuant to the exercise of stock options, as to which shares Mr. Rosenberg disclaims beneficial ownership.


ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

            Not applicable.


ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

            Of the shares reported hereunder as beneficially owned by Mr. Rosenberg, 278,719 of such shares are held by Mr. Rosenberg as voting trustee for three individuals under two voting trust agreements. Pursuant to such voting trust agreements, each of such individuals has the right to receive dividends from, and proceeds from the sale of, the securities beneficially owned by him or her that are subject to the voting trust. None of such individuals beneficially owns more than five percent of the Issuer's common stock. In addition, 356,760 of the shares reported hereunder as beneficially owned by Mr. Rosenberg (less than 5% of the Issuer's outstanding common stock) are owned by Kenbarb Corp. ("Kenbarb"), which would have the right to receive dividends from, and proceeds from the sale of, such shares. Mr. Rosenberg controls Kenbarb by virtue of a voting trust agreement among the stockholders of Kenbarb and therefore is deemed to be the beneficial owner of all of the Issuer's common stock held by Kenbarb.






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                                                    Page 5 of 6 pages




CUSIP NO.    167113 10 9           13G
          -----------------


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

            Not applicable.


ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

            Not applicable.


ITEM 9.     NOTICE OF DISSOLUTION OF GROUP

            Not applicable.


ITEM 10.    CERTIFICATION

            Not applicable.



              [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]









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                                                    Page 6 of 6 pages




CUSIP NO.    167113 10 9           13G
          -----------------



                                   SIGNATURES


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 1997





                                          /s/ Burton M. Rosenberg
                                        ------------------------------
                                              Burton M. Rosenberg